UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                FEBRUARY 11 2005


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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DISPOSAL

NOVO NORDISK DIVESTS SHAREHOLDING IN FERROSAN A/S

Novo Nordisk and Idosan, the current shareholders in Ferrosan A/S, have today entered into and completed a definitive sale and purchase agreement with Ferrosan Holding A/S. Ferrosan Holding A/S is a holding company controlled by the Altor 2003 Fund, a Nordic private equity fund, and Scan-Vita International A/S, a company controlled by Idosan A/S. As a consequence of the transaction, Novo Nordisk will sell its entire shareholding in Ferrosan A/S and the Altor 2003 Fund will become the new majority shareholder in the Ferrosan group.

Novo Nordisk has been a minority shareholder, owning around 29% of the capital, in Ferrosan A/S, a Danish-based consumer healthcare and medical devices company, since 1995 when a management buyout transformed Ferrosan from being a fully-owned affiliate of Novo Nordisk into an associated company.

As a consequence of Ferrosan's robust business expansion in recent years, combined with encouraging prospects for the future, Idosan and Novo Nordisk during 2004 came to the joint conclusion that a new majority shareholder with strong financial commitment as well as dedicated management focus would be in the best long-term interest of Ferrosan.

Jesper Brandgaard, chief financial officer, said: "We are pleased that an attractive ownership solution has been found for Ferrosan, which will facilitate the continued expansion of the company's business activities."

Novo Nordisk expects to record an income in 2005 of around DKK 250 million in relation to the divestment of the shareholding in Ferrosan A/S, which will be recorded in 'Share of profit in other associated companies' in the 'Net financials' line. Consequently the outlook for share of profit in associated companies is increased from a loss of DKK 200 million, as announced on 28 January, to an income of DKK 50 million.

JPMorgan has acted as financial advisor.

Forward-looking statement
The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 27 February 2004. Please also refer to the section 'Risk Management' in the Annual Report 2004. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 20,250 full-time employees in 78 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                             Investors:

Outside North America:             Outside North America:

Mike Rulis                         Mogens Thorsager Jensen
Tel: (+45) 4442 3573               Tel: (+45) 4442 7945

                                   Palle Holm Olesen
                                   Tel: (+45) 4442 6175

In North America:                  In North America:
Susan T Jackson                    Christian Kanstrup
Tel: (+1) 609 919 7776             Tel: (+1) 609 919 7937

Stock Exchange Announcement No 9 / 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 11 2005                        NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer